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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: December 16, 2005

* Print the name and title of the signing officer under his signature.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the quarter ended October 31, 2005. The MD&A was prepared as of December 12, 2005 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2005 of the corporation, including the notes thereto and the unaudited financial statements for the quarter ending October 31, 2005 including the notes thereto.. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporations common shares are traded on the TSX.V symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in 2004 and continues to be its focus in 2005.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and future acquisitions is envisioned to come from equity and debt financing.

Results of Operations

The net loss for the three months ending October 31, 2005 was $368,642 as compared to a gain of $73,957 for the three months ending October 31, 2004 a difference of $442,599. The majority of this difference is a result of write-offs of exploration properties of $336,932. General and Administrative expenses and Consulting fees increased by a total of $85,222 from $76,188 for the three months ending October 31, 2004 to $161,410 for the three months ending October 31, 2005.

The Corporation owns 100% interest in five (5) projects in four (4) gold-silver districts in Nevada. These projects include the Gold Wedge, Nye County, Pinon and Railroad Projects, Elko County, Fondaway Canyon, Churchill County and Como, Lyon County, Nevada.

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the mining program which includes mining of the defined mineralized zones concurrently with the second phase of decline development. The program will focus upon drifting within the eastern most gold mineralized zone accessed during the 2004 decline construction. An initial bulk sampling program has begun and the surface facilities to process this material is currently under final construction. Surface infrastructure at Goldwedge includes primary and secondary crushing facilities and the gold recovery system. The plant containment building has been completed. In addition, a heap leach pad, silt and fresh water ponds have been completed.

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by year-end 2005. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Liquidity and Capital Resources

The Corporation’s cash balance as of October 31, 2005 was $1,527,847 compared to $392,697 at October 31, 2004. The increase in the cash balance is attributable to the private placement offerings completed during the first two quarters of 2005.

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, Canaccord Capital Corporation, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 at a price of $0.35 CDN for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at October 31, 2005 were $1,633,223. Total assets as at October 31, 2005 were $6,202,970 as compared to $3,237,383 at October 31, 2004. This represents an increase of $2,965,587 due to the increased financing activity. Exploration properties and mine development at October 31, 2005 were $4,320,746 compared to $2,526,046 at October 31, 2004. This represents an increase of $1,794,700 resulting from continued construction at the Gold Wedge Project including the completion of the gold recovery plant containment building.

Current liabilities as at October 31, 2005 were $54,264 compared to $104,087 in 2004, and represent current trade payables.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 56,784,393 are outstanding as at October 31, 2005. As at October 31, 2005 the Corporation had outstanding options to purchase 5,470,000 common shares with exercise prices from $0.17-0.40Cdn. per share and expiration dates ranging from May 2006 to May 2010. The Corporation has11,654,965 Warrants outstanding as of October 31, 2005.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31
	2005	2004	2003
Statement of Operations
Revenue	$0	$0	$0
Administrative Expenses	$578,632	$565,907	$330,598
Net loss for the year	$(481,723)	$(554,626)	$(416,803)
Deficit, beginning of year	$(7,377,424)	$(6,822,798)	$(6,405,995)
Deficit, end of year	$(7,859,147)	$(7,377,424)	$(6,822,798)
Earnings (loss) per common share
Basic	$(0.01)	$(0.02)	$(0.02)
Diluted	$(0.01)	$(0.02)	$(0.02)

Balance Sheet	2005	2004	2003
Current Assets	$541,835	$273,291	$377,753
Interest in Mineral Properties and Related Deferred Exploration Costs	$2,256,046	$1,253,444	$781,039
Equipment	$37,735	$52,656	$53,688
Current Liabilities	($104,087)	($106,178)	($82,300)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	9 Mos Ended October 31, 2005	6 Mos. Ended July 31, 2005	3 Mos. Ended April 2005	9 Mos Ended October 31, 2004	6 Mos. Ended July 31, 2004	3 Mos. Ended April 2004

Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($1,009,165)	($640,523)	($342,266)	($211,064)	($285,021)	($117,942)
Net Income (Loss)	($1,009,165)	($640,523)	($342,266)	($211,064)	($285,021)	($117,942)
Net Income (Loss) per Common share BASIC DILUTED	($0.02) ($0.02)	($0.01) ($0.01)	($0.01) ($0.01)	($0.01) ($0.01)	($0.01) ($0.01)	($0.00) ($0.00)

Exploration Properties and Mine Development

a.) Exploration Properties

The following table reflects the exploration properties and expenditures during the nine months ended October 31, 2005.

	Opening Balance January 31, 2005	Additions (See details in part c. below)	Write-Offs	Ending Balance July 31, 2005
Manhattan Project	$191,065	$1,458	($192,523)	$0
Como Project	86,300	22,154	0	108,484
Railroad Project	175,760	0	0	175,760
Pinon Project	600,538	58,286	0	658,824
Fondaway Project	96,028	31,125	0	127,153
Other	54,053	90,356	(144,409)	0
	$1,203,684	$203,379	($336,932)	$1,070,131

b.) Mine Development

	Opening Balance January 31, 2005	Additions	Ending Balance July 31, 2005
Gold Wedge Project	$1,322,362	$1,928,253	$3,250,615

c.) Mineral Property Additions during the Period

	3 Mos Ended 10/31/05	3 Mos. Ended 10/31/04	9 Mos. Ended 10/31/05	9 Mos. Ended 10/31/04
Como Project
Option sold	$0	($78,124)	$0	($78,124)
General Exploration	7,896	16,452	22,154	28,298
	$7,896	($61,672)	$22,154	($49,826)

Manhattan Project
Option Payment	$0	$4,000	$0	$14,000
General Exploration	51	$4,780	1,458	$4,780
	$51	$8,780	$1,458	$14,780

Pinon Project
Geologists	$3,634	$3,318	$6,085	$3,318
Option Payment	1,373	0	39,168	0
Consulting Fees	386	6,568	11,018	6,568
Travel	817	1,422	817	1,422
General exploration	(1,383)	49,066	$1,198	72,355
	$42,767	$60,374	$53,459	$83,663

Fondaway Project
General Exploration	$0	$21,649	$0	$21,649
Option Payments	0	0	31,125	33,178
	$0	$21,649	$31,125	$54,827

Railroad Project
Option payments	$0	$0	$0	$37,527
General Exploration	0	33,295	0	$35,750
	$0	$33,295	$0	$73,277

Other
General Exploration	$0	$0	$0	$28,961
Drilling	55,223	0	90,356	0
	$55,223	$0	$90,356	$28,961

Transactions with Related Parties

Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the financial year ended January 31, 2005. Sharpe Resources is considered to be related to the Company because of common management.

• Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The shares are carried at the lower of cost and quoted market value.

• At January 31, 2005, $21,547 is owed to Sharpe Resources in connection with the interest recovered in 2002.

• During the year the Company advanced $71,717 to Sharpe Resources. These advances are non-interest bearing and have no set terms of repayment.

• The amount of $11,095 is a receivable from an officer of the Company.

Changes in Accounting Policies

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royal-standard.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

December 12, 2005